[Reference Translation]
December 2, 2011
To Whom It May Concern:

Company Name: TOYOTA MOTOR CORPORATION
Name and Title of Representative:
Akio Toyoda, President
(Code Number: 7203
Securities exchanges throughout Japan)
Name and Title of Contact Person:
Naoki Kojima,
General Manager, Accounting Division
(Telephone Number: 0565-28-2121)

Notice Concerning Effect of Floods in Thailand as of December 2, 2011

   Toyota Motor Corporation (TMC) sends its sincerest condolences to all those affected by the recent catastrophic flooding in Thailand. TMC announces the current effects of floods in Thailand on TMC’s operations as below.

   Although TMC-affiliated plants in Thailand and South Africa will continue to adjust utilization hours for the week beginning on Monday, December 5, plants in other countries or regions of the world are operating close to their usual level of production.

   If there are any new developments concerning this matter, TMC will announce new information as appropriate on its homepage.

   The effects of the floods on TMC’s financial performance are yet to be assessed. Should any material impacts be anticipated, TMC will make a further announcement in a prompt manner.